UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D


              Under the Securities Exchange Act of 1934
                     (Amendment No.           )*


                      Molecular Biosystems, Inc.
______________________________________________________________________
                           (Name of Issuer)


                     Common Stock, $.01 par value
----------------------------------------------------------------------
                    (Title of Class of Securities)


                             608513 10 7
______________________________________________________________________
                            (CUSIP Number)

                John Kindschi, 675 McDonnell Boulevard,
               St. Louis, Missouri 63134, (314) 895-2101
______________________________________________________________________
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                          September 28, 1995
______________________________________________________________________
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 608513 10 7                             Page 2 of 8 Pages
______________________________________________________________________
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Mallinckrodt Group Inc.:  36-1263901
______________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                        (b) / /
      n/a
______________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________
4.  SOURCE OF FUNDS
      WC
______________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              / /
      n/a
______________________________________________________________________
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
______________________________________________________________________
                 7.  SOLE VOTING POWER
  NUMBERS OF           n/a
   SHARES       ____________________________________________________
 BENEFICIALLY    8.  SHARED VOTING POWER
   OWNED BY            1,300,579
    EACH        ______________________________________________________
  REPORTING      9.  SOLE DISPOSITIVE POWER
   PERSON              n/a
    WITH        _____________________________________________________
                10.  SHARED DISPOSITIVE POWER
                       1,300,579
______________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,300,579
______________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                 / /
       n/a
______________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.8%
______________________________________________________________________
14.  TYPE OF REPORTING PERSON
       CO
______________________________________________________________________

                             SCHEDULE 13D

CUSIP No. 608513 10 7                             Page 3 of 8 Pages
______________________________________________________________________
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Mallinckrodt Medical, Inc.:  43-1479062
______________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                        (b) / /
      n/a
______________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________
4.  SOURCE OF FUNDS
      WC
______________________________________________________________________
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              / /
      n/a
______________________________________________________________________
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
______________________________________________________________________
                 7.  SOLE VOTING POWER
  NUMBERS OF           n/a
   SHARES       ____________________________________________________
 BENEFICIALLY    8.  SHARED VOTING POWER
   OWNED BY            1,300,579
    EACH        ______________________________________________________
  REPORTING      9.  SOLE DISPOSITIVE POWER
   PERSON              n/a
    WITH        _____________________________________________________
                10.  SHARED DISPOSITIVE POWER
                       1,300,579
______________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,300,579
______________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                 / /
       n/a
______________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.8%
______________________________________________________________________
14.  TYPE OF REPORTING PERSON
       CO
______________________________________________________________________

CUSIP No. 608513 10 7                             Page 4 of 8 Pages

Item 1.  Security and Issuer.
-----------------------------

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Molecular Biosystems, Inc., a Delaware corporation (the "Issuer"), whose executive offices are located at 10030 Barnes Canyon Road, San Diego, California 92121. On
September 28, 1995, Mallinckrodt Medical, Inc. ("MMI"), a Delaware corporation, which is an indirect wholly-owned subsidiary of Mallinckrodt Group Inc., a New York corporation ("Mallinckrodt Group"), acquired 1,118,761 shares of Common Stock of the Issuer (the "1995 Acquired Common Stock") for aggregate consideration of $13,000,000, on the terms and conditions set forth in an Investment Agreement by and between MMI and the Issuer dated as of September 7, 1995 (the "1995 Investment Agreement"). MMI previously purchased 181,818 shares of Common Stock of the Issuer (the "1988 Acquired Common Stock") for aggregate consideration of $2,999,997, on the terms and conditions of an Investment Agreement by and between MMI and the Issuer dated as of December 7, 1988 (the "1988 Investment Agreement").

Item 2.  Identity and Background.
---------------------------------

     Mallinckrodt Group is a New York corporation whose principal business is the production and sale of specialty pharmaceutical and highly selected specialty industrial chemicals; the production and sale of human health products in the fields of cardiology, radiology, anesthesiology, nuclear medicine and critical care; and the production and sale of animal health and nutrition products. Mallinckrodt Group's principal business and office is located at 7733 Forsyth Boulevard, St. Louis, Missouri 63105. MMI is a Delaware corporation whose principal business consists of the production and sale of human health products in the fields of cardiology, radiology, anesthesiology, nuclear medicine and critical care. MMI's principal business and office is located at 675 McDonnell Boulevard, St. Louis, Missouri 63134.

     During the last five years, neither Mallinckrodt Group nor MMI nor any of their respective executive officers, directors or controlling persons, has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

     During the last five years, neither Mallinckrodt Group nor MMI nor any of their respective executive officers, directors or controlling persons, has been, and is not now (a) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

    The amount and source of funds used to purchase the 1995 Acquired Common Stock is Thirteen Million Dollars ($13,000,000), from MMI's working capital. The amount and source of funds used to purchase the
                                                  Page 5 of 8 Pages

1988 Acquired Common Stock is Two Million Nine Hundred Ninety Nine Thousand Nine Hundred Ninety Seven Dollars ($2,999,997), from MMI's working capital.

Item 4.  Purpose of Transaction.
--------------------------------

    MMI, an indirect wholly-owned subsidiary of Mallinckrodt Group, entered into an amended and restated distribution agreement dated as of September 7, 1995 (the "Amended and Restated Distribution Agreement") providing MMI with certain exclusive rights to market the Issuer's proprietary contrast agent for ultrasound imaging and related products, in all countries of the world other than those covered by the Issuer's license agreements with certain third parties. The duration of the exclusivity of MMI's existing license was also extended.

    In conjunction with such agreement, MMI entered into the 1995 Investment Agreement and agreed to invest $13,000,000 in the Issuer for the purpose of acquiring the 1995 Acquired Common Stock solely for investment purposes. In conjunction with a Distribution Agreement by and between MMI and the Issuer dated as of December 7, 1988, MMI entered into the 1988 Investment Agreement and agreed to invest $2,999,997 in the Issuer for the purpose of acquiring the 1988 Acquired Common Stock solely for investment purposes.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

(a) Mallinckrodt Group and MMI are each deemed to beneficially own an aggregate of 1,300,579 shares of Common Stock of the Issuer, representing approximately 9.8% of the issued and outstanding shares of the Common Stock.

(b) Mallinckrodt Group and MMI share voting and dispositive power with respect to 1,300,579 shares of the Common Stock.

(c) Except as set forth in Item 4, no transactions have been effected by Mallinckrodt Group or MMI during the past sixty (60) days with respect to shares of the Common Stock.

(d) MMI has the right to receive dividends from or the proceeds from the sale of the Common Stock.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings, or Relationships
------------------------------------------------------------------
with Respect to Securities of the Issuer.
-----------------------------------------

    As of September 7, 1995, MMI, an indirect wholly-owned subsidiary of Mallinckrodt Group, entered into the Amended and Restated Distribution Agreement providing MMI with certain exclusive rights to market the Issuer's proprietary contrast agent for ultrasound imaging and related products, in all countries of the world other than those covered by the Issuer's license agreements with certain third parties.
                                                  Page 6 of 8 Pages

The duration of the exclusivity of MMI's existing license was also extended.

    In conjunction with such agreement, MMI entered into the 1995 Investment Agreement and agreed to invest $13,000,000 in the Issuer for the purpose of acquiring the 1995 Acquired Common Stock solely for investment purposes. In conjunction with a Distribution Agreement by and between MMI and the Issuer dated as of December 7, 1988, MMI entered into the 1988 Investment Agreement and agreed to invest $2,999,997 in the Issuer for the purpose of acquiring the 1988 Acquired Common Stock solely for investment purposes. Pursuant to the 1995 Investment Agreement, the Issuer has agreed to register MMI's shares of Common Stock pursuant to the Securities Act of 1993, as amended (the "Securities Act") either upon demand by MMI or in the event the Issuer proposes to register any of its Common Stock under the Securities Act, on the terms and conditions described in the 1995 Investment Agreement. MMI may make a demand at any time after the fourth anniversary of the date of the 1995 Investment Agreement. The 1988 Investment Agreement provides MMI with a similar right to register the Issuer Common Stock held by it in the event the Issuer proposes to register any of its Common Stock under the Securities Act, on the terms and conditions described in the 1988 Investment Agreement.

    The 1995 Investment Agreement also provides that, in the event the Issuer sells securities in a public or private offering, MMI has the right, but not the obligation, to acquire a sufficient number of such securities to maintain the same percentage ownership of Common Stock that MMI possessed immediately prior to such private or public offering. The 1988 Investment Agreement provides MMI with similar anti-dilution rights.

    The 1995 Investment Agreement and 1988 Investment Agreement provide the Issuer with certain rights of first refusal in the event MMI offers or sells its Issuer Common Stock, subject to certain exceptions set forth in the 1995 Investment Agreement and 1988 Investment Agreement. The 1995 Investment Agreement and 1988 Investment Agreement also place certain limitations on the acquisition by MMI and its affiliates of additional securities of the Issuer, if the acquisition would increase the aggregate voting power in the election of directors of all securities owned by MMI and its affiliates to more than 15% of the total combined voting power of all outstanding Issuer securities.

    Finally, the Amended and Restated Distribution Agreement grants the Issuer the option to repurchase all of the shares of the Issuer's Common Stock acquired by MMI pursuant to the 1995 Investment Agreement for $45 million, subject to various prior adjustments. Such option is exercisable after the later of July 1, 2000 or three years after the date the Issuer obtains approval from the United States Food and Drug Administration to market the Issuer's contrast agent for ultrasound imaging for an intravenous myocardial perfusion indication.

                                                 Page 7 of 8 Pages

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

    1. Investment Agreement by and between Molecular Biosystems, Inc. and Mallinckrodt Medical, Inc. dated as of September 7, 1995.


    2. Investment Agreement by and between Molecular Biosystems, Inc. and Mallinckrodt Medical, Inc. dated as of December 7, 1988.


                              Signature
                              ---------

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  October 9, 1995         MALLINCKRODT GROUP INC., a
                               New York corporation

                               By:  /s/ Joseph A. Wuestner
                                  ---------------------------------------

                               Name:  Joseph A. Wuestner
                                    -------------------------------------

                               Title:  Asst. Secretary and Associate
                                      -----------------------------------
                                         General Counsel
                                      ___________________________________



                               MALLINCKRODT MEDICAL, INC., a
                               Delaware corporation

                               By:   /s/ John Kindschi
                                  _______________________________________

                               Name: John Kindschi
                                    _____________________________________

                               Title: Vice President and General Counsel
                                     ____________________________________

                                                  Page 8 of 8 Pages

                        EXHIBITS FILED WITH THIS REPORT


EXHIBIT NUMBER
--------------

1.  Investment Agreement by and between Molecular
    Biosystems, Inc. and Mallinckrodt Medical, Inc.
    dated as of September 7, 1995.

2.  Investment Agreement by and between Molecular
    Biosystems, Inc. and Mallinckrodt Medical, Inc.
    dated as of December 7, 1988.